

May 14, 2014

Via E-mail
Robert G. Phillips
Chief Executive Officer
Crestwood Midstream Partners, LP
Crestwood Equity Partners, LP
700 Louisiana Street, Suite 2060
Houston, Texas 77002

> **Re:** **Crestwood Midstream Partners, LP**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed May 2, 2014**
> **File No. 333-194778**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-35377**
> **Crestwood Equity Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-34664**

Dear Mr. Phillips:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Crestwood Equity Partners, LP

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition…, page 48

Segment Results, page 56

Gathering and Processing, page 56

1. We have reviewed your response to comment 6 in our letter dated April 22, 2014.   Your identification of the 2012 acquisitions as the primary drivers of your EBITDA, operating revenues, and operating margin from 2011 to 2012 suggests that your remaining operations were flat. Please ensure your disclosures in future filings explain the reasons for all movements, even if nominal. Please also individually discuss the changes in operating revenues, costs of products/services sold, and operating and administrative expenses or tell us why such information would not be useful to investors. For example, we note that the costs of products/services sold and operating and administrative expenses of your Gathering and Processing segment increased at a greater rate from 2012 to 2013 than your operating revenues, resulting in reduced operating margin as a percentage of revenues; it appears individually addressing such line items would provide greater insight regarding your operations. Furthermore, we believe the preceding information assists in satisfying the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

    * to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;

    * to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

    * to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

Item 11. Executive Compensation, page 73

Long Term Incentive Plan Awards, page 77

2. Based on the disclosure in your Form 10-K, as well as the proposed revised disclosure provided in response to comment 11 in our letter dated April 22, 2014, it appears that you engage in benchmarking. In this regard, we note that you target between the 50th and 75th percentiles of the market data for purposes of setting executive compensation levels

generally, and annual incentive target payouts and annual long-term incentive target amounts specifically. Please revise to disclose the component companies that comprise the peer group(s) on which such benchmarking is based. Refer to Item 402(b)(2)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Gillian Hobson
        Vinson & Elkins, LLP